EXHIBIT B
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         October 2, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re: Immediate Report (NO. 58/2000) regarding the nomination of a Senior Position Holder Koor Industries Ltd. (Company No. 52-001414-3)


1.   Name:                                   Mr. Yuval Yanai

2.   Date of Nomination:                     October 1, 2000

3.   ID No.:                                 05-161506-0

4.   Date of Birth:                          August 8, 1952

5.   Residential Address:                    15 Harakafot St., Even Yehuda

6.   Position:                               Senior Vice President and CFO

7.   Education:                              Academic.

8.   Occupation/s over last five years:      CFO of Nice Systems Ltd from April
                                             1998 to September 2000, CFO of
                                             Elsint Ltd. from 1991 to March
                                             1998.

9.   Whether an Employee of the Company,     A member of the Board of Directors
     or Subsidiary or an Affiliate,          of ECI Telecom Ltd. and Telrad
     or an Interested Party therein:         Networks Ltd.

10.  Whether a Near Relative of another      No
     Interested Party in the company:

13.  This report has been transferred by fax.
     To:  The Securities Authority - 02-6513940             date:  2/10/2000
     To:  The Tel Aviv Stock Exchange Ltd. - 03-5105397     date:  2/10/2000

                                        Yours Sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel